FIORE EXPLORATION LTD.
Suite 3123, 595 Burrard Street
PO Box 49139, Three Bentall
Vancouver, British Columbia, V7X 1J1
Phone:  604.609.6110
Fax:  604.609.6145

INFORMATION CIRCULAR
(containing information as at November 1, 2016 unless indicated otherwise)

For the Annual General and Special Meeting
to be held on Friday, December 9, 2016

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of FIORE EXPLORATION LTD. (the "Corporation") for use at the annual general and special meeting (the "Meeting"), of the shareholders (the "Shareholders") of the Corporation, to be held on Friday, December 9, 2016 at the time and place and for the purposes set forth in the accompanying notice of meeting and at any adjournment thereof.  The enclosed instrument of proxy is solicited by the management of the Corporation.  The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Corporation.  The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Corporation.  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY.  A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, OR BY TOLL FREE FAX 1.866.249.7775 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

The Proxy must be signed and dated by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited with the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the Meeting, or any adjournment of it, at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Proxy will vote the shares in respect of which they are appointed.  Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR.  The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority greater than one-half of the votes cast will be required unless the motion requires a special resolution, in which case a majority of not less than two-thirds of the votes cast will be required.  In the event a motion proposed at the Meeting requires disinterested shareholder approval, common shares held by shareholders of the Corporation who have an interest in the motion and common shares held by their "associates", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

The authorized capital of the Corporation consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  There were 101,313,171 common shares of the Corporation issued and outstanding as of the close of business on November 1, 2016 (the "Record Date"), each share carrying the right to one vote.  There were no preferred shares issued and outstanding as of the close of business on the Record Date.

Only Shareholders of record as at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of Proxy in the manner and subject to the provisions described under the heading "Appointment and Revocation of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof.  On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of shareholders as at the Record Date.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name.  Shareholders who do not hold their common shares in their own name (referred to in this information circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Corporation.  Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the common shares on how to vote such shares on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications ("Broadridge").  Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures.  Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote common shares directly at the Meeting.  Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such common shares are voted.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a shareholder and vote common shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their common shares as a proxyholder.

The Corporation will not pay for an intermediary to deliver proxy related materials and voting instruction forms to objecting beneficial owners (called OBOs for Objecting Beneficial Owners). OBOs have objected to their intermediary disclosing ownership information about themselves to the Corporation.  Accordingly, OBOs will not receive the materials unless their intermediary assumes the costs of delivery.

The Corporation is not relying on the "notice-and-access" delivery procedures outlined in National Instrument 54-101 to distribute copies of the proxy related materials in connection with the Meeting.

Principal Holders of Voting Shares

To the knowledge of the directors and senior officers of the Corporation, as of the Record Date, there are no persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Corporation.

EXECUTIVE COMPENSATION

Definitions:

For the purpose of this Information Circular:

"Chief Executive Officer" or "CEO" of the Corporation means an individual who acted as chief executive officer of the Corporation or acted in a similar capacity for any part of the financial year ended January 31, 2016.

"Chief Financial Officer" or "CFO" of the Corporation means an individual who acted as chief financial officer of the Corporation or acted in a similar capacity for any part of the financial year ended January 31, 2016.

"closing market price" means the price at which the Corporation's security was last sold, on the applicable date, in the security's principal marketplace in Canada.

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time.

"executive officer" of the Corporation means an individual who at any time during the financial year ended January 31, 2016 was:

(a)

a chair, vice-chair or president of the Corporation;

(b)

a vice-president of the Corporation in charge of a principal business unit, division or function including sales, finance or production; or

(c)

performing a policy-making function in respect of the Corporation.

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period.

"incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

"Named Executive Officers" or "NEOs" means the following individuals:

(a)

each CEO;

(b)

each CFO;

(c)

each of the Corporation's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the financial year ended January 31, 2016 whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each additional individual who would be a NEO under (c) above, but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the financial year ended January 31, 2016.

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan.

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons.

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The compensation of the Corporation's Named Executive Officers has been established with a view to attracting and retaining executives critical to the Corporation's short and long-term success and to continue providing executives with compensation that is in accordance with existing market standards generally and competitive within the mining industry, in particular.

Compensation of the Corporation's Named Executive Officers is comprised of a base salary and the grant of options to purchase common shares under the Corporation's existing stock option plan (as more particularly described below).  Through its executive compensation practices, the Corporation seeks to provide value to its shareholders through a strong executive leadership. Specifically, the Corporation's executive compensation structure seeks to attract and retain talented and experienced executives necessary to achieve the Corporation's strategic objectives, motivate and reward executives whose knowledge, skills and performance are critical to the Corporation's success, align the interests of the Corporation's executives and shareholders by motivating executives to increase shareholder value.

Within the context of the overall objectives of the Corporation's compensation practices, the Corporation determined the specific amounts of compensation to be paid to each of its executives during the year ended January 31, 2016 based on a number of factors, including the Corporation's understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities; the Corporation's executive performance during the fiscal year, the roles and responsibilities of the Corporation's executives, the individual experience and skills of, and expected contributions from, the Corporation's executives, the Corporation's executives' historical compensation and performance within the Corporation, and any contractual commitments the Corporation has made to its executives regarding compensation.

The board of directors of the Corporation (the "Board of Directors" or "Board") has not conducted a formal evaluation of the implications of the risks associated with the Corporation's compensation policies.  Risk management is a consideration of the Board of Directors when implementing its compensation policies and the Board of Directors do not believe that the Corporation's compensation policies result in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation.

Base Salary

The Corporation's approach is to pay its executives a base salary that is competitive with those of other executive officers in similar companies.  The Corporation believes that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives.  The Corporation also believes that attractive base salaries can motivate and reward executives for their overall performance.

To the extent that the Corporation has entered into employment agreements with its executives, the base salaries of such individuals reflect the base salaries that the Corporation negotiated with them.  The base salaries that the Corporation negotiated with its executives were based on its understanding of base salaries for comparable positions at similarly situated companies at the time, the individual experience and skills of, and expected contribution from, each executive, the roles and responsibilities of the executive, the base salaries of the Corporation's existing executives and other factors.  The employment agreements that were entered into with each of the Corporation's Named Executive Officers are summarized under "Management Contracts" below.

Option Based Awards

The Corporation has in effect a stock option plan (the "Existing Stock Option Plan") in order to provide effective incentives to directors, officers, senior management personnel, employees and consultants of the Corporation and to enable the Corporation to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's Shareholders.  The Corporation has no equity compensation plans other than the Existing Stock Option Plan.  The Existing Stock Option Plan is an important part of the Corporation's long-term incentive strategy for its executive officers, permitting them to participate in any appreciation of the market value of the common shares over a stated period of time.  The Existing Stock Option Plan is intended to reinforce commitment to long-term growth in profitability and shareholder value.  The size of stock option grants to officers is dependent on each officer’s level of responsibility, authority and importance to the Corporation and the degree to which such executive officer’s long term contribution to the Corporation will be key to its long-term success.  Previous grants of stock options are taken into account when considering new grants.  The Corporation also grants options to charitable organizations as part of its commitment to social responsibility.

The Corporation is seeking the approval of the Shareholders at the Meeting to adopt a new stock option plan.  The significant terms of the new stock option plan are set out below under the heading "Particulars of Other Matters to be Acted Upon – Adoption of New Stock Option Plan".  No stock options were granted under the Corporation's Existing Stock Option Plan during the financial year ended January 31, 2016.

Use of Financial Instruments

The Corporation does not have a policy that would prohibit a Named Executive Officer or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.  However, management is not aware of any Named Executive or director purchasing such an instrument.

Named Executive Officers Compensation

In accordance with the provisions of applicable securities legislation, the Corporation had two (2) Named Executive Officers during the financial year ended January 31, 2016, namely Linda Smith and Ron McGregor.  Linda Smith served as the Chief Executive Officer of the Corporation from December 14, 2009 to May 10, 2016, and as the President and a director of the Corporation from October 27, 2000 to May 10, 2016.   Ron McGregor served as the Chief Financial Officer of the Corporation from January 9, 2012 to May 10, 2016 and as a director of the Corporation from December 13, 2011 to May 10, 2016.

The following table sets out certain information respecting the compensation paid to the Named Executive Officers of the Corporation during the financial years ended January 31, 2016, 2015, and 2014.  These individuals are referred to collectively as "Named Executive Officers" or "NEOs".

SUMMARY COMPENSATION TABLE

NEO Name And Principal Position	Financial Year ended January 31	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other comp- ensation ($)	Total comp- ensation ($)
					Annual incentive plans	Long-term incentive plans
Linda Smith (1) President and CEO	2016 2015 2014	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ron McGregor (2) CFO	2016 2015 2014	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	10,109 (3) 8,113 (3) 16,170 (3)	10,109 8,113 16,170

Notes:

(1)

Linda Smith served as the Chief Executive Officer of the Corporation from December 14, 2009 to May 10, 2016, and as the President and a director of the Corporation from October 27, 2000 to May 10, 2016.

(2)	Ron McGregor served as the Chief Financial Officer of the Corporation from January 9, 2012 to May 10, 2016 and as a director of the Corporation from December 13, 2011 to May 10, 2016.

(3)

These amounts were paid, or accrued to be paid, to AYL Enterprises Ltd., a private company 50% owned by Ron McGregor, former CFO and a former director of the Corporation, with respect to bookkeeping, accounting, financial reporting and miscellaneous services provided to the Corporation during the year.

INCENTIVE PLAN AWARDS TO NEOs – Outstanding Share-Based Awards and Option-Based Awards

The Corporation has not granted any share-based awards and did not grant any stock options during the financial year ended January 31, 2016.  As at January 31, 2016, 2015 and 2014, there were no stock options issued and outstanding.  Accordingly, no stock options were exercised and no stock options vested during the financial year ended January 31, 2016.

PENSION PLAN BENEFITS

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Corporation and none are proposed at this time.

TERMINATION AND CHANGE OF CONTROL BENEFITS

During the financial year ended January 31, 2016, the Corporation did not have any contracts or arrangements with any of its Named Executive Officers and thus there are no termination or change of control benefits issuable thereto.  There are no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive payments from the Corporation or its subsidiaries in the event of (i) the resignation, retirement or any termination of the Named Executive Officer’s employment with the Corporation and its subsidiaries (whether voluntary, involuntary or constructive), (ii) a change of control of the Corporation or any of its subsidiaries, or (iii) a change in the Named Executive Officer’s responsibilities.

DIRECTOR COMPENSATION

During the financial year ended January 31, 2016, the Corporation had six directors, two of which were also Named Executive Officers of the Corporation.  The following table sets out the amounts of compensation paid to the directors of the Corporation that were not Named Executive Officers of the Corporation during the financial year ended January 31, 2016.

DIRECTORS COMPENSATION TABLE

Name	Financial year ended January 31	Fees earned ($)	Share- based awards (1) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other comp-ensation ($)	Total ($)
Darcy Ted Krell (2)	2016	60,000 (5)	Nil	Nil	Nil	Nil	30,000 (6)	90,000
James O. Burns (3)	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Steven Chan (3)	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Mark (4)	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The Corporation did not grant any share based awards during the financial year ended January 31, 2016

(2)	Darcy Ted Krell served as a director of the Corporation from October 10, 2008 to May 10, 2016.

(3)	Each of Messrs. Burns and Chan served as a director of the Corporation from December 13, 2011 to May 10, 2016.

(4)	David Mark served as a director of the Corporation from October 24, 2013 to May 10, 2016.

(5)	Paid to Mr. Krell as a consultant for management services provided to the Corporation.

(6)	Rent of office facilities provided for the Corporation.

Except as stated above, the Corporation does not have any other arrangements pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financials year ended January 31, 2016 or subsequently, up to and including the date of this Information Circular.

The Corporation has the Existing Stock Option Plan for the granting of incentive stock options to the directors, officers, employees and consultants.  The purpose of granting options pursuant to the Existing Stock Option Plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors, officers, employees and consultants of the Corporation and to closely align the personal interests of such persons to that of the shareholders.  See "Particulars of Other Matters to be Acted Upon – Adoption of New Stock Option Plan" below.

INCENTIVE PLAN AWARDS TO DIRECTORS – Outstanding Share-Based Awards and Option-Based Awards

The Corporation has not granted any share-based awards and did not grant any stock options during the financial year ended January 31, 2016.  As at January 31, 2016, 2015 and 2014, there were no stock options issued and outstanding.  Accordingly, no stock options were exercised and no stock options vested during the financial year ended January 31, 2016.

MANAGEMENT CONTRACTS

Management functions of the Corporation or any of its subsidiaries are not to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

Pursuant to the May 1, 2016 corporate administration services agreement with Fiore Administration Services Corp. ("FASC") of Vancouver, British Columbia, FASC is being paid monthly $1,000 for rental of its offices.  Pursuant to the May 1, 2016 financial advisory and consulting services agreement with Fiore Management & Advisory Corp. ("FMAC") of Vancouver, British Columbia, FMAC is being paid a monthly work fee of $10,000.  The term of both of these agreements is for a period of 12 months and shall continue thereafter on a month-to-month basis, subject to termination on 30 days written notice.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out particulars of the compensation plans under which equity securities of the Corporation are authorized for issuance as of January 31, 2016.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders (1)	Nil	N/A	4,463,317
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTALS:	Nil	N/A	4,463,317

Note:

(1)

Represents the Existing Stock Option Plan of the Corporation.  As at January 31, 2016, the Existing Stock Option Plan reserved shares equal to a maximum of 10% of the issued and outstanding common shares of the Corporation from time to time for issue pursuant to the Existing Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than "routine indebtedness" as defined in applicable securities legislation, since February 1, 2015, being the beginning of the fiscal year of the Corporation ended January 31, 2016, none of:

(a)

the executive officers, directors, employees and former executive officers, directors and employees of the Corporation or any of its subsidiaries;

(b)

the proposed nominees for election as a director of the Corporation; or

(c)

any associates of the foregoing persons;

is or has been indebted to the Corporation or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, and which was not entirely repaid on or before the date of this information circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director, senior officer or insider of the Corporation, no proposed nominee for director and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting other than the election of directors or the approval of the new control person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, "Informed Person" means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed elsewhere in this Information Circular or in the Notes to the Corporation's financial statements for the financial year ended January 31, 2016, none of:

(a)

the Informed Persons of the Corporation;

(b)

the proposed nominees for election as a director of the Corporation; or

(c)

any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's financial year ended January 31, 2016 or in any proposed transaction which has materially affected or would materially affect the Corporation or any subsidiary of the Corporation.

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the period ended January 31, 2016 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting.  The Financial Statements, the Auditor's Report thereon together with related Management's Discussion and Analysis for the financial year ended January 31, 2016 are available on SEDAR at www.sedar.com.  The Notice of Annual General and Special Meeting of Shareholders, Information Circular, Request for Financial Statements and form of Proxy will be available from the Corporation's Registrar and Transfer Agent, Computershare Investor Services Inc., 510 Burrard Street, 2nd floor, Vancouver, British Columbia, V6C 3B9, or from the Corporation's head office located at Suite 3123, 595 Burrard Street, PO Box 49139, Bentall Three, Vancouver, British Columbia, V7X 1J1.

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 "Continuous Disclosure Obligations" sets out the procedures for a shareholder to receive financial statements.  If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format.  Registered shareholders must also provide written instructions in order to receive the Financial Statements.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Proxy intend to vote in favour of fixing the number of directors at five.  Management is nominating five individuals to stand for election.

Each director of the Corporation is elected annually and holds office until the next annual general meeting of the Shareholders of the Corporation, until his successor is duly elected, or until his resignation as a director.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed.  Management does not contemplate that any of the nominees will be unable to serve as a director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the Province and Country in which each person is ordinarily resident, the positions and offices which each presently holds with the Corporation, the period of time for which each person has been a director of the Corporation, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of common shares of the Corporation which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows:

Name, Province or State and Country of Residence, and Position with the Corporation (1)	Present Principal Occupation, Business or Employment (1)	Date Served as Director Since	No. of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (1)
Timothy Warman Ontario, Canada Chief Executive Officer and a director	CEO of Fiore Exploration Ltd., since July 12, 2016; Director, Continental Gold Inc. since March 2010	August 4, 2016	60,000
Robert Pirooz BC, Canada Chairman and a director	Executive Chairman of Network Media Group since July 2014; General Counsel of Pan American Silver Corp. from January 2003 to March 2015	August 4, 2016	400,000
Peter Tallman BC, Canada Director	Geologist; President, Chief Executive Officer and a director of Klondike Gold Corp. since December 2013	August 4, 2016	65,000
Geir Liland BC, Canada Director	Business consultant since 2002; Director, Adamera Minerals Corp. since March 2006; Director, Lithium X Energy Corp. since May 2015	August 4, 2016	Nil
Harry Pokrandt BC, Canada Director	Director, Sandspring Resources Ltd. since September 2015; Director, Lithium X Energy Corp. since November 2015	August 4, 2016	100,000

Note:

(1)

The information as to the Province and Country of residence, principal occupation and shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually as of November 1, 2016, being the Record Date of this information circular.

The Corporation does not currently have an Executive Committee of its Board of Directors.  Pursuant to National Instrument 52-110, the Corporation is required to have an Audit Committee of its Board of Directors.  The current members of the Audit Committee are Harry Pokrandt (Chairman), Geir Liland and Robert Pirooz.  The Board of Directors of the Corporation has appointed a corporate governance and compensation committee (the "Committee"), the current members of which are Robert Pirooz (Chairman) and Peter Tallman.  The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principals.

Except as disclosed below, none of the proposed nominees for director have been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that:

(a)

while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

(ii)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Geir Liland, a director of the Corporation, was a director of Pacific Imperial Mines Inc. ("PPM") from April 2004 to November 2014.  On November 6, 2008, PPM received a cease trade order issued by the British Columbia Securities Commission for failure to file audited financial statements and Management’s Discussion & Analysis for the year ended June 30, 2008. PPM was unable to complete its annual audit as it could not obtain adequate financial information from its wholly-owned subsidiary in China.  Effective February 1, 2010, PPM’s listing on the TSX-V was transferred to NEX (being the market on which former TSX-V issuers that do not meet TSX-V Tier Maintenance Requirements may continue to trade).  The financial statements were filed and the cease trade order was subsequently revoked by the British Columbia Securities Commission on June 25, 2010.  PPM shares were reinstated for trading on NEX on October 12, 2010.

Mr. Liland was a director of HSF Capital Corporation ("HSF") from September 2005 until August 2009 when he resigned.  On July 20, 2009, HSF, which was a capital pool company listed on the TSX Venture Exchange, was suspended from trading on the Exchange for failing to complete a "Qualifying Transaction" within the required time period under Exchange policies.  Effective July 27, 2009, HSF's listing on the TSX Venture Exchange was transferred to NEX.

Robert P. Pirooz Q.C., a director of the Corporation, was formerly a director of Pacific Ballet British Columbia Society (the “Ballet”). On December 23, 2008, within a year following Mr. Pirooz’s resignation from the board of directors of the Ballet, the Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act. Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

AUDIT COMMITTEE DISCLOSURE

The charter of the Corporation's audit committee and the other information required to be disclosed by Form 52-110F2 are attached as Schedule "A".

CORPORATE GOVERNANCE

The information required to be disclosed by National Instrument 58-101 Disclosure of Corporate Governance Practices is attached to this information circular as Schedule "B".

APPOINTMENT AND REMUNERATION OF AUDITOR

The Board of Directors proposes to appoint Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Ernst & Young LLP as auditors of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditors of the Company be fixed by the Board of Directors of the Company.

As required by Section 4.11 of National Instrument 51-102, included with this information circular as Schedule "C" are copies of the following materials which have been filed with securities regulatory authorities in connection with the change of auditors:

1.

Notice of Change of Auditor dated September 6, 2016;

2.

Letter from Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, dated September 6, 2016; and

3.

Letter from Ernst & Young LLP, Chartered Accountants, dated September 6, 2016.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.

Adoption of New Stock Option Plan

At the Corporation's December 1, 2015 annual general meeting of Shareholders, the Corporation proposed and its Shareholders re-approved a 10% "rolling" stock option plan (the "Existing Stock Option Plan").  Management of the Corporation is recommending that the Corporation adopt a new stock option plan (the "New Stock Option Plan") which is similar to the Existing Option Plan but which includes various updates to more closely align to the requirements of the TSX Venture Exchange (the "TSXV").  At the Meeting, the shareholders of the Corporation will be asked to vote to approve the adoption of the New Stock Option Plan.

The purpose of the New Stock Option Plan is to provide eligible persons with an opportunity to purchase Shares and to benefit from the appreciation in the value of such Shares. The New Stock Option Plan increases the Corporation’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from the growth of the Corporation.

The Board of Directors has the authority to determine the Directors, officers, employees and consultants, to whom options will be granted, the number of options to be granted to each person and the price at which Shares may be purchased, subject to the terms and conditions set forth in the New Stock Option Plan.

Summary of the New Stock Option Plan

Key provisions of the New Stock Option Plan include:

(a)

the New Stock Option Plan reserves, for issuance pursuant to the exercise of stock options, a maximum number of common shares of the Corporation equal to up to a maximum of 10% of the issued common shares of the Corporation at the time of any stock option grant;

(b)

under Exchange policy, an optionee must either be an Eligible Charitable Organization or a Director, Employee or Consultant of the Corporation at the time the option is granted in order to be eligible for the grant of a stock option to the optionee;

(c)

the aggregate number of options granted to any one Person (and companies wholly owned by that Person) in a 12 month period must not exceed 5% of the issued common shares of the Corporation calculated on the date an option is granted to the Person (unless the Corporation has obtained the requisite Disinterested Shareholder Approval);

(d)

the aggregate number of options granted to any one Consultant in a 12 month period must not exceed 2% of the issued common shares of the Corporation, calculated at the date an option is granted to the Consultant;

(e)

the aggregate number of options granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the issued shares of the Corporation in any 12 month period, calculated at the date an option is granted to any such Person;

(f)

options issued to Persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the options vesting in any 3 month period;

(g)

the minimum exercise price per common share of a stock option must not be less than the Market Price of the common shares of the Corporation,  subject to a minimum exercise price of $0.05;

(h)

options can be exercisable for a maximum of 10 years from the date of grant (subject to extension where the expiry date falls within a "blackout period" (see (o) below);

(i)

stock options (other than options held by a person involved in investor relations activities) will cease to be exercisable 90 days after the optionee ceases to be a Director (which term includes a senior officer), Employee, Consultant, Eligible Charitable Organization or Management Company Employee otherwise than by death, or for a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board.  Stock options granted to persons involved in Investor Relations Activities will cease to be exercisable 30 days after the optionee ceases to serve in such capacity otherwise than by death, or for a "reasonable period" after the optionee ceases to serve in such capacity, as determined by the Board;

(j)

all options are non-assignable and non-transferable;

(k)

Disinterested Shareholder Approval will be obtained for any reduction in the exercise price of a stock option if the optionee is an Insider of the Corporation at the time of the proposed amendment;

(l)

the New Stock Option Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of a stock option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in or event affecting the common shares;

(m)

upon the occurrence of an Accelerated Vesting Event (as defined in the New Stock Option Plan), the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any stock option, to make such changes to the terms of stock options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of stock options, conditionally or unconditionally; (b) terminating every stock option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the stock options are proposed to be granted to or exchanged with the holders of stock options, which replacement options treat the holders of stock options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of common shares under such transaction; (c) otherwise modifying the terms of any stock option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any stock option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event.  The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of the New Stock Option Plan be final, conclusive and binding;

(n)

in connection with the exercise of an option, as a condition to such exercise the Corporation shall require the optionee to pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option; and

(o)

a stock option will be automatically extended past its expiry date if such expiry date falls within a blackout period during which the Corporation prohibits optionees from exercising their options, subject to the following requirements: (a) the blackout period must (i) be formally imposed by the Corporation pursuant to its internal trading policies; and (ii) must expire upon the general disclosure of undisclosed Material Information; and (b) the automatic extension of an optionee's stock option will not be permitted where the optionee or the Corporation is subject to a cease trade order (or similar order under Securities Laws) in respect of the Corporation's securities.

"Consultant", "Director", "Disinterested Shareholder Approval", "Eligible Charitable Organization", "Employee", "Investor Relations Activities", "Management Company Employee", "Market Price", "Material Information", "Person" and "Securities Laws" all have the same definition as in the policies of the TSX Venture Exchange.

The Board may, from time to time, subject to applicable law and the prior approval, if required, of the TSXV or any other applicable regulatory body, suspend, terminate, discontinue or amend the New Stock Option Plan.

Shareholder Approval

The rules of the TSXV require that the New Stock Option Plan be approved by an ordinary resolution passed by a majority of the votes cast by holders of Shares of the Corporation present or represented by proxy at the Meeting.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to pass, with or without variation, the ordinary resolution in the form set forth below:

"BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange and any other regulatory approvals, if so required, the adoption of the New Stock Option Plan as described in the Information Circular of the Corporation dated November 1, 2016 is hereby approved; and

2.

Any one Director or officer of the Corporation is authorized and directed on behalf of the Corporation to execute all documents and to do all such other acts and things as such Director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

The Board of Directors of the Corporation has determined that the New Stock Option Plan is in the best interest of the Corporation and its shareholders and recommends that shareholders of the Corporation vote FOR the resolution approving the New Stock Option Plan.  Shares represented by a proxy given to management designees will be voted FOR the resolution approving the New Stock Option Plan, unless a shareholder has specified in his or her proxy that his or her Shares are to be voted against the resolution approving the New Stock Option Plan.

B.

Adoption of New Articles

The Corporation is seeking shareholder approval of a new form of Articles (the "New Articles") providing the Corporation with greater flexibility for future corporate activities and which will result in efficiencies and greater cost-effectiveness.

Management believes the major changes from the existing Articles (which are described in further detail below) are:

(a)

to include advance notice provisions in connection with the election of directors, as more particularly described below;

(b)

to allow the Board of Directors to issue Preferred Shares in one or more series and to set rights and restrictions attaching to the Preferred Shares of the Corporation as more particularly described below;

(c)

to allow alterations to the share structure of the Corporation by directors resolution rather than by Special Resolution of the Shareholders, and to allow alterations to the Articles, where the Business Corporations Act (British Columbia) and the Articles do not specify another type of resolution, by Ordinary Resolution of Shareholders rather than by Special Resolution of Shareholders, as more particularly described below; and

(d)

to change the quorum for the transaction of business at a Shareholders' meeting from two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting to two (2) shareholders present in person or represented by proxy.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"RESOLVED, as a Special Resolution that:

(a)

the Corporation adopt the New Articles in substitution for the existing Articles of the Corporation;

(b)

any director or officer of the Corporation is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment;

(c)

the New Articles will not take effect until the Corporation's Notice of Articles is altered to reflect the alteration to the Corporation's existing share structure by the New Articles; and

(d)

the Board of Directors of the Corporation is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification, or confirmation by the Shareholders, as more particularly described in and subject to the restrictions described in the Corporation's information circular dated November 1, 2016.

The New Articles shall have effect immediately on the date and time the Notice of Articles is altered by filing Form 11 – Notice of Alteration with the Registrar of Companies (British Columbia).

Management recommends that Shareholders vote for the approval of this resolution and the persons named in the enclosed form of proxy intend to vote FOR such resolution.  In order to pass the resolution, at least two thirds of the votes cast by holders of common shares, present in person or by proxy at the Meeting, must be voted in favour of the resolution.

A copy of the new Articles is available for viewing up to the date of the Meeting at 25th floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3, and at the Meeting.  A complete copy of the proposed New Articles will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Corporate Secretary of the Corporation.  Any such requests should be mailed to the Corporation at its head office to the attention of the Corporate Secretary

Following is a summary of the major changes in the New Articles from the Existing Articles:

Advance Notice Provisions

Background

Management of the Corporation has determined that it would be appropriate and in the best interests of the Corporation to implement a requirement for advance notice in connection with the election of directors and amend the Corporation's current articles to include advance notice provisions ("Advance Notice Provisions").  The following is a summary of the proposed Advance Notice Provisions and is subject to the full text of the Advance Notice Provisions contained in the New Articles.

Purpose of the Advance Notice Provisions

The purpose of the Advance Notice Provisions is to provide shareholders, directors and management of the Corporation with direction on the procedure for shareholder nomination of directors.  The Advance Notice Provisions are the framework pursuant to which the Corporation fixes a deadline by which holders of record of common shares must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and set forth the information that a shareholder must include in the notice to the Corporation for the nomination notice to be in proper written form.

Effect of the Advance Notice Provisions

Subject to the Business Corporations Act (British Columbia) ("BCA"), the Advance Notice Provisions incorporated into the Corporation's New Articles provide that only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation.  Nominations of persons for election to the Board may be made with respect to any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(1)

by or at the direction of the Board, including pursuant to a notice of meeting;

(2)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or

(3)

by any person (a "Nominating Shareholder"):

(a)

who, at the close of business on the date of the giving of the notice provided for below and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(b)

who complies with the notice procedures set forth below.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.

To be timely, a Nominating Shareholder's notice to the Secretary of the Corporation must be made:

(1)

in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(2)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Corporation must set forth the name, age, business address, residential address and principal occupation or employment of the proposed nominee, and the security holdings of the Corporation which are controlled or which are owned beneficially or of record by the person.  In addition, the notice by the Nominating Shareholder must also disclose any other information relating to the proposed nominee as well as any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other  information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be requested by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.  No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice Provisions; provided, however, that nothing in the Advance Notice Provisions shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA.

The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

Notwithstanding any other provision of the Advance Notice Provisions, notice given to the Secretary of the Corporation pursuant to the Advance Notice Provisions may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

The Advance Notice Provisions apply to the Corporation so long as the Corporation is a public company.

Authorized Share Structure

The Corporation's current Notice of Articles provide that the authorized share capital of the Corporation consists of an unlimited number of common shares without par value and without special rights or restrictions.  The New Articles and altered Notice of Articles will provide that the authorized share capital will consist of an unlimited number of common shares without par value and without special rights and restrictions and an unlimited number of preferred shares without par value issuable in series with such special rights and restrictions as may be determined by the Board of Directors of the Corporation.  The following is an excerpt from the New Articles setting out the authorized share structure of the Corporation:

"2.1

Authorized Share Structure

The authorized share structure of the Company is as follows:

(1)

An unlimited number of common shares (the "Common Shares"), without nominal or par value, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a)

The holders of the Common Shares shall be entitled to receive notice of and to vote at every meeting of the shareholders of the Company and shall have one vote thereat for each Common Share so held;

(b)

Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, the Board of Directors may from time-to-time declare a dividend, and the Company shall pay thereon out of the monies of the Company properly applicable to the payment of the dividends to the holders of Common Shares. For the purpose hereof, the holders of Common Shares receive dividends as shall be determined from time-to-time by the Board of Directors whose determination shall be conclusive and binding upon the Company and the holders of Common Shares; and

(c)

Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of the monies properly applicable to the payment of dividends) the holders of Common Shares shall be entitled to share equally.

(2)

An unlimited number of Preferred Shares, without nominal or par value, having attached thereto the rights, privileges, restrictions and conditions as set forth below:

(a)

The Board of Directors of the Company may from time-to-time issue the Preferred Shares in one or more series, each series to consist of such numbers of shares as may before issuance thereof be determined by the Board of Directors;

(b)

The Board of Directors of the Company may by resolution alter the Articles of the Company (subject as hereinafter provided) to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series, including, without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the dates and place to payment thereof, the redemption price, terms, procedures and conditions of redemption, if any, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Preferred Shares of such series; and provided, however, that no shares of any series shall be issued until the Company has filed an alteration to the Notice of Articles with the Registrar of Companies, or such designated person in any other jurisdiction in which the Company may be continued.

(c)

If any cumulative dividends or amounts payable on return of capital in respect of a series of shares are not paid in full the shares of all series shall participate rateably in respect of accumulated dividends and return of capital;

(d)

The Preferred Shares shall be entitled to preference over the Common Shares of the Company and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends, if any, and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the resolution of the board of Directors of the Company as to the respective series authorized to be issued;

(e)

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority and payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, exclusive of any conversion rights that may affect the aforesaid;

(f)

No dividends shall at any time be declared or paid on or set apart for payment on any shares of the Company ranking junior to the Preferred Shares unless all dividends, if any, up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Company ranking junior to the Preferred Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Company ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;

(g)

Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Company out of capital pursuant to the provisions of the Business Corporations Act, if the Board of Directors so provide in the resolution of the Board of Directors of the Company relating to the issuance of such Preferred Shares, and upon such other terms and conditions as may be specified in the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each such series as set forth in the said Resolution of the Board of Directors and Articles of Amendment of the Company relating to the issuance of such series;

(h)

The holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Company now or hereafter authorized; and

(i)

No class of shares may be created or rights and privileges increased to rank in parity or priority with the Preferred Shares with regard to the rights and privileges thereof and without limiting the generality of the foregoing, capital and dividends, without the approval of the holders of the Preferred Shares."

Alterations

The Corporation's current Articles provide that certain alterations to the authorized share structure of the Corporation, such as the creation of new classes or series of shares, subdivisions or consolidations of shares and changes in par value of shares requires a Special Resolution of Shareholders.  The New Articles will allow such alterations to be made by directors' resolution.  The Corporation's current Articles also provide that if the BCA does not specify the type of resolution and the Articles do not specify another type of resolution, the Corporation may by Special Resolution alter the Articles.  The New Articles will provide that such alterations can be made by Ordinary Resolution.

OTHER MATTERS

As of the date of this information circular, management knows of no other matters to be acted upon at this Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the Proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and related Management's Discussion and Analysis for the financial year ended January 31, 2016.  Shareholders may contact the Corporation to request copies of financial statements and related Management's Discussion and Analysis at its head office, Suite 3123, 595 Burrard Street, PO Box 49139, Bentall Three, Vancouver, British Columbia, V7X 1J1.

APPROVAL OF THE DIRECTORS

The directors of the Corporation have approved the content and the sending of this information circular.

DATED at Vancouver, British Columbia, this 1st day of November, 2016.

FIORE EXPLORATION LTD.

“Timothy Warman”

Timothy Warman
Chief Executive Officer and a Director

SCHEDULE "A"

FIORE EXPLORATION LTD.

FORM 52-110F2

AUDIT COMMITTEE DISCLOSURE

ITEM 1:

THE AUDIT COMMITTEE'S CHARTER (the "Charter")

PURPOSE

The overall purpose of the audit committee (the "Audit Committee") of FIORE EXPLORATION LTD. (the "Corporation") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the financial statements and related financial disclosure of the Corporation, and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.  It is the intention of the Corporation's board of directors (the "Board") that through the involvement of the Audit Committee, the external audit will be conducted independently of the Corporation's management to ensure that the independent auditors serve the interests of shareholders rather than the interests of management of the Corporation.  The Audit Committee will act as a liaison to provide better communication between the Board and the external auditors.  The Audit Committee will monitor the independence and performance of the Corporation's independent auditors.

COMPOSITION, PROCEDURES AND ORGANIZATION

(1)

The Audit Committee shall consist of at least three members of the Board.

(2)

At least two (2) members of the Audit Committee shall be independent and the Audit Committee shall endeavour to appoint a majority of independent directors to the Audit Committee, who in the opinion of the Board, would be free from a relationship which would interfere with the exercise of the Audit Committee members' independent judgment.  At least one (1) member of the Audit Committee shall have accounting or related financial management expertise.  All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices applicable to the Corporation.  For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

(3)

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Audit Committee for the ensuing year.  The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the Audit Committee.

(4)

Unless the Board shall have appointed a chair of the Audit Committee, the members of the Audit Committee shall elect a chair and a secretary from among their number.

(5)

The quorum for meetings shall be a majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(6)

The Audit Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(7)

Meetings of the Audit Committee shall be conducted as follows:

(a)

the Audit Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Audit Committee.  The external auditors or any member of the Audit Committee may request a meeting of the Audit Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Audit Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

(8)

The internal auditors and the external auditors shall have a direct line of communication to the Audit Committee through its chair and may bypass management if deemed necessary.  The Audit Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Audit Committee any matter involving questionable, illegal or improper financial practices or transactions.

ROLES AND RESPONSIBILITIES

(1)

The overall duties and responsibilities of the Audit Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2)

The duties and responsibilities of the Audit Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

A.

contents of their report;

B.

scope and quality of the audit work performed;

C.

adequacy of the Corporation's financial and auditing personnel;

D.

co-operation received from the Corporation's personnel during the audit;

E.

internal resources used;

F.

significant transactions outside of the normal business of the Corporation;

G.

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

H.

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f)

to implement structures and procedures to ensure that the Audit Committee meets the external auditors on a regular basis in the absence of management.

(3)

The duties and responsibilities of the Audit Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Audit Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(4)

The Audit Committee is also charged with the responsibility to:

(a)

review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

A.

the annual report to shareholders;

B.

the annual information form, if required;

C.

annual and interim management's discussion and analysis;

D.

prospectuses;

E.

news releases discussing financial results of the Corporation; and

F.

other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Corporation's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Audit Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders.

(5)

The Audit Committee shall have the authority:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)

to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)

to communicate directly with the internal and external auditors.

ITEM 2:

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee are Harry Pokrandt, Geir Liland and Robert Pirooz.  All of the members are financially literate and are each an independent member of the Audit Committee.  Harry Pokrandt is the Chairman of the Audit Committee.  "Independent" and "financially literate" have the meaning used in National Instrument 52-110 ("NI 52-110") of the Canadian Securities Administrators.

ITEM 3:

RELEVANT EDUCATION AND EXPERIENCE

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

All of the members of the Corporation’s Audit Committee are financially literate as that term is defined in NI 52-110.  All members have an understanding of the accounting principles used by the Corporation to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting.  In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Harry Pokrandt recently retired from Macquarie Capital Markets Canada Ltd.  Formerly, Mr. Pokrandt was Managing Director for a major international investment banking firm, leading its Metals & Mining Group at its Vancouver office.  He was previously involved with resource-focused investment bank boutique, Orion Securities Inc., where he worked in Institutional Sales for over 20 years.  He has worked on numerous financing and advisory assignments in the metals and mining sector.  He has been a Member of the Advisory Board at IDM Mining Ltd. since May 26, 2015.  Additionally, Mr. Pokrandt was a member of the President's Council for the International Crisis Group from 2010 - 2013 and has been actively involved in the Local Advisory Committee for the TSX Venture Exchange since 2013.

Geir Liland has acted as a director, officer (including CFO) and audit committee member of several junior public companies for many years, which experience has given him the knowledge required to understand and assess the general application of the accounting principles used by the Corporation and to understand internal controls and procedures for financial reporting.

Robert Pirooz studied commerce at Dalhousie University and received a Juris Doctorate from the University of British Columbia in 1989.  In the ensuing 25 years he has practiced corporate and commercial law with two of Vancouver’s premier law firms and served as General Counsel to B.C. Rail and Pan American Silver.  He has also served as a Director for several other public companies.

ITEM 4:

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's financial year ended January 31, 2016 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Ernst & Young LLP, Chartered Accountants) not adopted by the Board.

ITEM 5:

RELIANCE ON CERTAIN EXEMPTIONS

Since the effective date of NI 52-110, the Corporation has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110, in whole or in part.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

ITEM 6:

PRE-APPROVAL POLICIES AND PROCEDURES

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted.   Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case by case basis.

ITEM 7:

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees charged to the Corporation by the external auditor in each of the fiscal years ended January 31, 2015 and 2016 is as follows:

	FYE 2015	FYE 2016
Audit fees for the year ended January 31	$ 9,160	$ 10,175
Audit related fees	Nil	Nil
Tax fees	950	950
All other fees (non-tax)	Nil	Nil
Total Fees:	$ 10,110	$ 11,125

ITEM 8:

EXEMPTION

In respect of the financial year ended January 31, 2016, the Corporation is relying on the exemption set out in section 6.1 of NI 52-110.

SCHEDULE "B"
FIORE EXPLORATION LTD.

FORM 58-101F2

CORPORATE GOVERNANCE DISCLOSURE

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices, Fiore Exploration Ltd. (the "Corporation") is required to and hereby discloses its corporate governance practices as follows.

ITEM 1.

BOARD OF DIRECTORS

The Board of Directors of the Corporation facilitates its exercise of independent supervision over the Corporation’s management through frequent meetings of the Board.

All of the directors of the Corporation, are "independent" in that they are free from any direct or indirect material relationship with the Corporation.  A material relationship is a relationship which could, in the view of the Corporation's Board of Directors, be reasonably expected to interfere with the exercise of his independent judgment.

The Board of Directors of the Corporation has appointed a corporate governance and nominating committee (the "Committee"), the current members of which are Robert Pirooz (Chairman) and Peter Tallman.  The Committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principals.

ITEM 2.

DIRECTORSHIPS

The directors of the Corporation are currently directors of the following other reporting issuers:

Name	Name of Reporting Issuer
Timothy Warman	Continental Gold Inc.
Robert Pirooz	Armor Minerals Inc. Network Media Group Inc. RIWI Corp.
Peter Tallman	Klondike Gold Corp.
Geir Liland	Adamera Minerals Corp. Lithium X Energy Corp.
Harry Pokrandt	Lithium X Energy Corp. Sandspring Resources Ltd.

ITEM 3.

ORIENTATION AND CONTINUING EDUCATION

The Committee briefs all new directors with the policies of the Board of Directors, and other relevant corporate and business information.  In particular, the Committee oversees an orientation program to familiarize new directors with the Corporation's business and operations, including the Corporation's reporting structure, strategic plans, significant financial, accounting and risk issues and compliance programs and policies, management and the external auditors.  The Committee oversees ongoing education for all directors.

ITEM 4.

ETHICAL BUSINESS CONDUCT

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction.  The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Corporation or an affiliate of the Corporation, (ii) is for indemnity or insurance for the benefit of the director in connection with the Corporation, or (iii) is with an affiliate of the Corporation.  If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Corporation at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Corporation for any profit realized from the contract or transaction.  Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Corporation and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

ITEM 5.

NOMINATION OF DIRECTORS

The Committee is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of the shareholders.  The Committee shall recruit and consider candidates for directors, including any candidates recommended by shareholders, having regard for the background, employment and qualifications of possible candidates.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve.

ITEM 6.

COMPENSATION

The Committee shall recommend to the Board the terms upon which directors shall be compensated, the Chair of the Board and those acting as committee chairs that adequately reflect the responsibilities they are assuming.  To make its recommendation on directors’ compensation, the Committee takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

ITEM 7.

OTHER BOARD COMMITTEES

The Board of Directors has no other committees other than the Committee and the Audit Committee.

ITEM 8.

ASSESSMENTS

The Committee assesses the needs of the Board and makes recommendations with respect to rules and guidelines governing and regulating the affairs of the Board including the frequency and location of Board and committee meetings, procedures for establishing meeting agendas and the conduct of meetings, the adequacy and quality of the information provided to the Board prior to and during its meetings, and the availability, relevance and timeliness of discussion papers, reports and other information required by the Board.

The Committee periodically reviews the competencies, skills and personal qualities of each existing director and the contributions made by each director to the effective operation of the Board and reviews any significant change in the primary occupation of the director.

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

SCHEDULE "C"
FIORE EXPLORATION LTD.

CHANGE OF AUDITOR

NOTICE OF CHANGE OF AUDITOR
National Instrument 51-102

FIORE EXPLORATION LTD.

(the "Company")

Effective September 6, 2016 Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (the "Former Auditor") resigned as auditors of the Company at the request of the Company.  Ernst & Young LLP (the “Successor Auditor”) has been appointed as the Company's successor auditors.  The proposal to change auditors has been considered and approved by the Audit Committee of the Company's Board of Directors and by the Company's Board of Directors.

There have been no reportable events, being "disagreements", "consultations" or "unresolved issues" as defined in NI 51-102, between the Company and its Former Auditors.  The Former Auditor did not provide a modified opinion in their auditor’s reports on the financial statements of the Company for the preceding two fiscal years.

DATED at Vancouver, British Columbia, this 6th day of September, 2016.

FIORE EXPLORATION LTD.
BY ORDER OF THE BOARD

"Tim Warman"
_____________________________________
Tim Warman
Chief Executive Officer and Director

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

1500 – 1140 W. Pender Street
Vancouver, BC V6E 4G1
TEL 604.687.4747 | FAX 604.689.2778

700 – 2755 Lougheed Hwy.
Port Coquitlam, BC V3B 5Y9
TEL 604.941.8266 | FAX 604.941.0971

200 – 1688 152 Street
Surrey, BC V4A 4N2
TEL 604.531.1154 | FAX 604.538.2613

WWW.DMCL.CA

September 6, 2016

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor - 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor - 300 - 5th Avenue S.W.
Calgary, AB T2P 3C4

Dear Sirs:

Re: Fiore Exploration Ltd. ("the Company")
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with us resigning as auditors of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 6, 2016, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS & BUSINESS ADVISORS

PARTNERSHIP OF:
VANCOUVER Bradley G. Allen Inc. Robert J. Burkart, Inc. Kenneth P. Chong Inc. Alvin F. Dale Ltd. Donald L. Furney, Ltd. David J. Goertz, Inc. Matthew G. Gosden, Inc. Barry S. Hartley, Inc. Reginald J. LaBonte Ltd. Robert J. Matheson, Inc. Rakesh I. Patel Inc. Lorraine W. Rinfret, Inc. Brad A. Robin Inc. SURREY Michael K. Braun Inc. Peter J. Donaldson, Inc. Harjit S. Sandhu, Inc. TRI-CITIES Isomura Services Corp. Fraser G. Ross, Ltd. Brian A. Shaw Inc.

Ernst & Young LLP
Pacific Centre
700 West Georgia
Street
PO Box 10101
Vancouver, BC V7Y 1C7

Tel: +1 604 891 8200
Fax: +1 604 643 5422
ey.com

Building a better working world

September 6, 2016

British Columbia Securities Commission
Alberta Securities Commission
Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Fiore Exploration Ltd.
Change of Auditor Notice dated September 6, 2016

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors, Fiore Exploration Ltd.

A member firm of Ernst & Young Global Limited